UNITED STATED
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)*


                            nStor Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  67018N 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Bernard Marden
                           1290 South Ocean Boulevard
                           Palm Beach, Florida 33480
                                 (561) 833-2001
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67018n 10 8
________________________________________________________________________________
1    NAME OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         BERNARD A MARDEN (###-##-####)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a)  [_]
                           (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER                       4,404,487

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                          -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  4,404,487

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                     -0-
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,404,487

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     13.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Shares"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, CA 92121
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name:     Bernard A. Marden

     (b)  Business address:   1290 South Ocean Blvd.
                              Palm Beach, FL 33480

     (c)  Present principal occupation:      Investor
          Name and address of corporation business is primarily conducted through:

     (d) During the past five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the Shares and the warrants was my personal funds. The total amount of money used to purchase the Shares and the warrants was $8,940,430. Reference is made to Item 5 for a description of prior acquisitions.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Purpose of acquisition of securities of the issuer:  Investment.

     (a) Reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company.

     (b)  None

     (c)  None

     (d)  None

     (e)  None

     (f)  None

     (g)  None

     (h)  None

     (i)  None

     (j)  None

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

The event that requires filing of this Amendment No. 1 to Schedule 13D is a decrease of more than 1% in my beneficial ownership of the Company's outstanding common stock. My beneficial ownership percentage dropped from 16.4% as of July 9, 1999, to 13.3% as of April 13, 2000. On the date of this Report, I beneficially own 4,404,487 Shares or approximately 13.3% of the outstanding common stock of the Copany. I have the sole power to vote and to dispose of the Shares. My beneficial ownership of the Shares consists of the following:

     (a) 1,616,025 shares purchased in open market transactions from December, 1996 to April 13, 2000;

     (b) Warrants to purchse 333,334 Shares exercisable during the period from March 5, 1998 to March 5, 2001;

     (c)  500,000 Shares acquired from the Company on April 8, 1999;

     (d) Warrants to purchase 250,000 Shares exercisable during the period from April 14, 1999 to April 14, 2002;

     (e) 1,000 shares of Series D Convertible Preferred Stock ("Series D Preferred Stock") convertible into 1,000,000 shares beginning April 27, 1999;

     (f) 1,000 shares of Series E Convertible Preferred Stock ("Series E Preferred Stock") convertible into 333,333 shares beginning June 8, 1999;

     (g) Warrants to purchase 33,333 Shares exercisable during the period from June 8, 1999 to June 8, 2002; and

     (h) 338,462 Shares acquired from the Company on December 15, 1999 in exchange for the payment of principal on a loan I made to the Company for $1,000,000 on March 5, 1998.

During the period from July 1999 to April 10, 2000 I acquired 93,000 shares in 6 open market transactions and sold -0- shares in -0- open market transactions.

The open market transactions were on the American Stock Exchange and were made on my behalf by Cohmed Securities, a securities broker dealer. The table below lists the transaction date for each transaction, number of shares purchased and total purchase price:

                       Number of
Transaction              Shares              Price                  Total
  Date                  Purchased          Per Share            Purchase Price
  ----                  ---------          ---------            --------------
08/12/99                 18,500              2.02                  37,370.00
09/21/99                 20,000              2.0825                41,650.00
09/27/99                 15,700              2.145                 33,676.50
10/08/99                  5,000              2.145                 10,725.00
10/11/99                  8,800              2.145                 18,876.00
04/13/00                 25,000             4.8095                120,862.50

I have not sold any of the shares which have been acquired.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 15, 1999, I received 338,462 Shares from the Company in exchange for the satisfaction of a promissory note issued by the Company on March 5, 1998 for $1,000,000.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date:  April 20, 2000



                                        /s/ Bernard A. Marden
                                        ----------------------------------------
                                            Bernard A. Marden
                                            Signature



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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